April 25, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Collab Z Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 24, 2025

CIK No. 0002050338

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of April 8, 2025 with respect to Draft Registration Statement on Form S-1 (the “DRS”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Draft Registration Statement on Form F-1 (“DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We acknowledge your response and revisions to prior comment 3. It is still unclear from your disclosure the basis for statements or measures by which you “lead the PropTech Industry” or are “positioned to revolutionize this massive market,” or your industry validation that you are “recognized by esteemed organizations such as the MIT Center for Real Estate, Propmodo, and Yahoo Finance, Collab Z’s innovative model is endorsed by industry leaders.” Further, we note risk factor disclosure in which you state that your competitors include some major public companies and companies with significantly greater technical resources and superior expertise in research and development. Please revise to state the basis for and measures supporting these and similar statements here and throughout the prospectus.

Response: In response to the Staff’s comment, we have provided more detailed on Collab’s Competitive Positioning on pages 53.

Capitalization, page 38

2.

We note your footnote (1) to the table on page 38 indicates the as adjusted column will reflect the issuance of common shares upon automatic conversion of the 2025 SAFE. Please address the following:

● Please clarify for us and in your filing if the 2025 SAFE is the same transaction that you elsewhere refer to as a SAFE agreement you entered into in April 2023, or if those are two different SAFE transactions.

● To the extent they are two different transactions, please tell us why you do not intend to reflect the April 2023 SAFE agreement in your as adjusted column. This comment also applies to your disclosure of the shares of common stock outstanding after the offering on page 9 and your footnote (2) on page 10.

Response: In response to the Staff’s comment, we clarify that the there is only one SAFE agreement entered in April 2023 and have revised the disclosure in DRS/A2 accordingly.

Dilution, page 39

3.	Please clarify for us and in your filing if you intend to reflect the issuance of shares upon the automatic conversion related to the SAFE Agreement(s) within your dilution calculation.

Response: We respectfully advise the Staff that we intend to reflect the issuance of shares upon the automatic conversion related to the April 2023 SAFE Agreement, as well as additional issuances of shares that will be issued at the closing of the offering, within the dilution calculation.

Management's Discussion and Analysis ..., page 40

4.	We note that you have included qualitative disclosures describing the key operational and financial metrics you use to manage your business and gauge performance on page 42, but you have not included any quantitative data relating to several of these metrics in your discussion and analysis of your financial condition or results of operations. For example, we did not locate data related to customer acquisition costs (CAC) or customer retention rates. Further, the NOI of Property Managed by CollabZ is given only with respect to your "implementation success stories" at two properties described on page 52. To the extent that management has considered these metrics and related data would enhance a reader's understanding of your financial condition, cash flows and other changes in financial condition and results of operations, please disclose this information to better allow investors to view your company from management's perspective.

Response: In response to the Staff’s comment, we have provided additional details, including quantitative data, on certain Key Metrics on pages 42.

Future Equity Obligations, page 46

5.	We note your disclosure the that SAFE agreement entered into in April 2023 will convert into an undeterminable amount of shares. Please clarify for us if you expect to disclose the number of shares in a pre-effective future amendment.

Response: We respectfully advise that Staff that the number of shares convertible under the April 2023 SAFE will be calculated based on an assumed initial public offering price, which has yet to be determined. We will include the number of shares issuable upon conversion of the April 2023 SAFE and any other related disclosure that is dependent on the offering price in a subsequent pre-effective amendment once the assumed offering price has been established and included in a subsequent pre-effective amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Debt, page 46

6.	We note your revised disclosure that the $642,854 balance on the line of credit has been fully paid subsequent to year end. Please further revise your disclosure to clarify the source of the repayment.

Response: Subsequent to the year end, the Company fully repaid its outstanding line of credit balance of $642,854. The repayment was funded through the collection of trade receivables and amounts due from related parties. Subsequent to September 30, 2024, YRQ fully settled its outstanding advances to the Company, totalling $2,259,850.

Business, page 50

7.	We acknowledge your response and revisions to prior comment 17. We note disclosure on page 55 that CollabAPP's development is planned to be phased in over 1.5 years starting early in 2025. Please revise disclosures such as those on pages 1, 40 and 50 that imply that CollabZ may already be leveraging artificial intelligence, and to disclose prominently its planned phase-in period.

Response: In response to the Staff’s comment, we have revised the language that implies that Collab Z may already be leveraging AI.

8.	We acknowledge your response and revisions to prior comment 19. We note your references to the Resident Center app and Community Pros. Please elaborate on how they operate in the context of your business. For example, please revise to explain how the Community Pros are incentivized, how it will reduce costs, how the financial incentives/pricing are determined, and how the self-service functionality of the Resident Center app results in streamlined tenant experiences. Also clarify whether the Resident Center app and the CollabAPP are different apps, and if so, discuss the development of the Resident Center app as you have done for the CollabAPP.

Response: In response to the Staff’s comment, we have provided more detailed on Resident Center App, CollabAPP, and Community Pro user journey on pages 55.

Current Systems Features and Tools, page 53

9.

We acknowledge your response and revisions to prior comment 20. We note that Buildium is a critical component of your current operations as mentioned on page 53. If material to your business and you have any agreement with third parties for the use of these tools, please file them as exhibits to the registration statement.

Response: We respectfully advise that Staff that the Company does not have a formal agreement or partnership with Buildium. The Company merely subscribed to Buildium’s platform as a standard and utilized its services in accordance with Buildium's terms of use, which are publicly available on its website. There is no contractual arrangement between the Company and Buildium, or any third parties for the use of these tools, beyond the standard and customary user subscription.

Certain Relationships and Related Party Transactions, page 66

10.	We acknowledge your response and revisions to prior comment 22. Please revise to provide the disclosures required by Items 404(d)(1) and 404(a) of Regulation SK up to the date of the prospectus, including the names of the related parties, the basis upon which they are related, the amount involved and the material terms and interests of the related parties in the transactions, and a list of all parents, their basis of control and percentage of voting securities held. Similarly, in your disclosure about related party relationships on pages 4 and 58, please disclose the names of the related parties and the basis upon which they are related parties. Finally, please clarify how many of the 13 properties you manage and three properties for which you provide development and construction management consulting services are for related parties.

Response: We have expanded our disclosure to include the names of the related parties, the basis upon which they are related, the amount involved and the material terms and interests of the related parties in the transactions, and a list of all parents, their basis of control and percentage of voting securities held. As of September 30, 2024 and up to the date of this prospectus, the Company provided property management services to several properties, of which nine are owned and managed by related parties. We also provide development and construction consulting services to three properties, which are related-party entities.

Shares Eligible for Future Sale, page 72

11.	Please disclose the number of shares that could be sold pursuant to Rule 144 and the number that are registered for resale under the appropriate subcaption in this section. Please also disclose the number of shares that will be subject to lock-up agreements, and explain what the "market standoff agreement" is that is referenced on page 33, and the number of shares subject thereto.

Response: We respectfully advise that Staff that the number of shares that could be sold pursuant to Rule 144 and the number that are registered for resale will be disclosed under the appropriate subcaption in this section once the Company and the stockholders have determined the number of shares to sold under the resale prospectus.

We have disclosed the number of shares that will be subject to lock-up agreements on page 79 and explained “market standoff agreement” on page 33. The number of shares that will be subject to the market standoff agreement is yet to be determined and will be disclosed accordingly once available.

Selling Stockholders, page Alt-8

12.

On page Alt-8 in the Selling Stockholders prospectus, please clarify if true that 4,550,500 shares registered for resale were issued in the December 30, 2024 exchange pursuant to the Reorganization Agreement described under Corporate History on page 50. Identify by footnote or otherwise whether the listed selling stockholders received their shares in the exchange or in other transactions such as the September Purchase Agreements, as we note that not all of the Purchase Agreement shares were cancelled.

Please also revise the Corporate History disclosure on page 50 to describe the issuance of securities under the Purchase Agreements, and the cancellation of 4,519,500 of the 5,060,391 shares issued thereunder.

Response: We respectfully advise the Staff that the 4,550,500 shares of common stock were the shares issued to YRQ Irrevocable Trust in exchange for 100% of the membership interests in Collab CA LLC, pursuant to Reorganization Agreement and Plan of Share Exchange dated December 30, 2024, and that the shares to be registered for resale are yet to be determined. We will identify by footnote or otherwise whether the listed selling stockholders received their shares in the exchange or in other transactions once the number of shares to be registered are determined.

In response to the Staff’s comment, we have revised the Corporate History disclosure on page 51 to describe the issuance of securities under the Purchase Agreements, and the cancellation of 4,519,500 of the 5,060,391 shares issued.

Notes to the Consolidated Financial Statements

Note 1- Nature of Operations, page F-8

13.

We note your response to our prior comment 29 along with your expanded disclosure regarding the fact that both the Company and Collab CA were under common control during the entire time that both entities were in existence. In order to better understand the Company's determination that both entities were under common control for the entire period that the financial statements are presented, please address the following:

● Please reconcile and clarify your disclosure on page 5 that in September 2024 you issued an aggregate of 5,060,391 shares of Collab Z's common stock in a private placement to certain investors pursuant to certain securities purchase agreements dated September 16, 2024 with such shares not being cancelled until December 11, 2024 and how such ownership by those holders prior to their cancellation of shares impacted your analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence.

● You state that YRQ Irrevocable Trust ("YRQ") has voting control over the Company and that related family members of Qian Wang are the beneficial owners of YRQ. Please clarify for us who controls YRQ and how you made that determination. To the extent related family members collectively control YRQ, please clarify for us their family relationship to Qian Wang and if there is evidence they will vote their shares otherwise than in concert.

Response: In accordance with ASC 805-50-15-6, the Company determined that the share exchange was a reorganization of entities under common control. The Company and Collab CA maintained common control for the entire period for which the financial statements are presented through the reorganization. The Company concluded that the entities were under common control via common ownership and common management. Specifically, the founder and former managing member of Collab CA is the founder and Chairman of the Company, and voting control of Collab CA and the Company has been held by the same related parties prior to and after the reorganization.

We respectfully advise that Staff that the issuance of an aggregate of 5,060,391 shares of Collab Z's common stock in a private placement and subsequent cancellation of 4,519,500 shares of common stock does not impact our analysis that common ownership existed during the entire period that both Collab Z and Collab CA were in existence.

Regarding the voting control of YRO Irrevocable Trust (YRQ) over the Company, Yuan Wang and Ruqin Shan, who are the parents of Qian Wang, the Company’s founder and Chairman, have the voting and dispositive control over the shares of common stock held by YRQ. Although Qian Wang does not directly own or control the shares heled by YRQ, the Company has determined that voting decisions would be made in concert because of the family relationship. Accordingly, the Company believes that there is sufficient alignment in decision-making, which is consistent with Regulation S-X Rule 1-02(g).

Item 16. Exhibits, page II-4

14.	Please file your advisory agreement dated May 6, 2024 with Blake Elliot Inc., or advise. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we include the advisory agreement in Item 16 Exhibits of the DRS/A2.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

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